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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
 (Amendment No. 3)

SILICONIX INCORPORATED
(Name of Subject Company)

SILICONIX INCORPORATED
(Name of Person(s) Filing Statement)

SILICONIX INCORPORATED COMMON STOCK,
PAR VALUE $0.01
(Title of Class of Securities)

827079 20 3
(CUSIP Number of Class of Securities)

King Owyang
President and Chief Executive Officer
Siliconix incorporated
2201 Laurelwood Road
Santa Clara, California 95054
(408) 988-8000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

WITH A COPY TO:

 Dan Titelbaum
Bruce Pym
Heller Ehrman LLP
333 Bush Street
San Francisco, California 94104
(415) 772-6000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of the Amendment

        The purpose of this third amendment (this "Amendment") to the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Siliconix incorporated ("Siliconix") on April 25, 2005 and amended on May 3, 2005 and May 6, 2005 (the "Statement") is to amend and supplement Item 4 of the Statement. Capitalized terms used and not otherwise defined in this Amendment have the meanings given to them in the Statement.

Item 4. The Solicitation or Recommendation

        Item 4 of the Statement is amended and supplemented as follows:

  Recommendation to Accept the Offer

  The Siliconix Special Committee

        The following sentences are inserted between the first and second sentences of the second paragraph on page 14 of the Statement:

  The Special Committee concluded that liquidation of the assets of a manufacturing business is rarely a good way to extract full or fair value for those assets. For example, capital assets used in manufacturing processes often have little value if they not retained and used, in place, in the business in which they already are deployed. The Special Committee was persuaded that this approach would yield far lower values than that reflected by the Offer.

  Opinion of the Special Committee's Financial Advisor

  Siliconix Valuation

  Discounted Cash Flow Analysis

        The third, fourth and fifth sentences of the first paragraph of this section of the Statement (page 20) are amended in their entirety to read as follows:

  To estimate the residual value of Siliconix at the end of the forecast period, or terminal value, Lehman Brothers applied a range of revenue exit multiples (based on the last twelve months revenues of Siliconix and the comparable companies identified above) of 1.20x to 1.80x to projected 2009 revenues. Lehman Brothers also applied a range of discount rates (based on a range of weighted average costs of capital that Lehman Brothers determined to be reasonable for Siliconix and the aforementioned comparable companies) of 12.0 percent to 16.0 percent.

        Based on these discount rates and revenue exit multiples, the analysis indicated the following implied per share prices:

	Revenue Exit Multiples
Discount Rates	1.20x	1.50x	1.80x
12.0%	$32.65	$37.05	$41.46
14.0%	$30.87	$34.90	$38.93
16.0%	$29.26	$32.96	$36.65

  Vishay Valuation

  Discounted Cash Flow Analysis

        The third, fourth and fifth sentences of the first paragraph of this section of the Statement (page 21) are amended in their entirety to read as follows:

  To estimate the residual value of Vishay at the end of the forecast period, or terminal value, Lehman Brothers applied a range of revenue exit multiples (based on the last twelve months revenues of Vishay and the comparable companies identified above) of 0.85x to 1.45x to projected 2009 revenues. Lehman Brothers also applied a range of discount rates (based on a range of weighted average costs of capital that Lehman Brothers determined to be reasonable for Vishay and the aforementioned comparable companies) of 11.0 percent to 15.0 percent.

        Based on these discount rates and revenue exit multiples, the analysis indicated the following implied per share prices:

	Revenue Exit Multiples
Discount Rates	0.85x	1.15x	1.45x
11.0%	$10.45	$13.26	$16.05
13.0%	$9.56	$12.14	$14.70
15.0%	$8.76	$11.13	$13.48

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

May 10, 2005	SILICONIX INCORPORATED
	By	/s/ King Owyang King Owyang, President and Chief Executive Officer

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  Item 4. The Solicitation or Recommendation
SIGNATURE